

Mail Stop 3720

July 7, 2009

Via U.S. Mail and Fax (208-777-0428)
Mr. Ralph Peterson
Chief Financial Officer
Command Center, Inc.
3773 West Fifth Avenue
Post Falls, Idaho 83854

      RE: Command Center, Inc.
              Form 10-K for the fiscal year ended December 26, 2008
              Filed April 9, 2009
              File No. 000-53088

Dear Mr. Herr:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 26, 2008

Financial Statements

Note 5 – Related-Party Transactions, page 33

1. Tell us in detail how you evaluated FIN 46(R) with respect to Alligator LLC.

Note 15 – Everday Staffing LLC Tax Liabilities, page 40

2. We note that the Washington Department of Labor and Industries issued two Notices and Orders of Assessment of Industrial Insurance Taxes. The notices are for $57,446 and $900,858 respectively. Tell us why you believe that the potential liability is not probable and is not reasonably estimable.

Note 16 – Commitments and Contingencies, page 41

3. We note from your disclosures that you are depreciating a building over 30 years that was purchased by you from a former officer and director. However, it also appears that the building is subject to a lease arrangement with the same party. Accordingly, it is unclear how you are accounting for this arrangement. Provide us with more details of the arrangement including your accounting for such arrangement and refer to your basis in the accounting literature. Also, tell us why you have recorded a finance obligation for the amount of the purchase option.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director